BIT DIGITAL, INC.

33 Irving Place

New York, New York 10013

February 28, 2022

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attention: Tonya K. Aldave

Re:	Bit Digital, Inc.

Registration Statement on Form F-3/A

Last Filed September 3, 2021

File No. 333-257934

Dear Ladies and Gentlemen:

Bit Digital, Inc. (the “Company”) is responding to the SEC Staff’s Comment Letter dated September 29, 2021. We have also amended the Registration Statement in response to the staff’s several comment letters concerning certain of our other registration statements (Nos. 333-260241 and 333-258330). We have filed Amendment No. 2 to the Registration Statement (the “Amendment”)  on the date hereof reflecting the Company’s responses to the Staff’s comments. Set forth below are the Company’s responses, which appear in the same order of the Staff’s comments which are repeated below for ease of reference.

Amendment No. 1 to Registration Statement on Form F-3

Cover Page

1. We note your response to our prior comments 2 and 9. Although we note disclosure that your activities may not be deemed to be operation activities by a foreign legal person or entity under PRC law, you nevertheless appear to have remaining operations in China including warehousing 29.2% of your hardware and engaging 10 employees. Please provide prominent disclosure about the legal and operational risks associated with your remaining operations in China, including a discussion on how the recent ban of digital asset transactions in China impacts your business and whether it will impact your corporate structure going forward. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Alternatively, if you believe that your remaining operations in China pose no such risks, including no risks to the value of your securities, please provide us your factual and legal analysis explaining why that is the case.

Response to No. 1

In response to this comment, the Company has included in the Amendment prominent disclosure on both the cover page of the prospectus and at the beginning of Summary of Information, as to the current status of the Company’s operations as well as risks posed by having previously been a China-based issuer.

The Company has disclosed in the Summary of Information that mining operations in China completely terminated in June 2021 and that all of its miners that had been warehoused were migrated out of China by the end of September 2021.

The Company further disclosed in the Amendment that it does not own or control any VIEs nor does it intend to form a VIE in the future. In view of its limited operations in mainland China, which are primarily run out of Hong Kong, the Company has abandoned its prior efforts to form a WFOE. The Company has disclosed both in the Prospectus Summary and in the Risk Factors the risks and uncertainties that the Company may be subject to any fines or penalties as a result of its prior operations as a China-based issuer.

Division of Corporation Finance

February 28, 2022

2. We note your response to our prior comments 1 and 2. On page 3 and S-4, you state that you are in the process of registering a wholly-owned subsidiary to do business in China, and, on pages 3 and S-5, you state that you have operating entities in China. Please provide a separately captioned section in the Summary of Information and Prospectus Supplement Summary explaining your current and planned corporate structure, including diagrams for each. Include a discussion of the purpose of your planned PRC subsidiary and describe the operations in which it will engage. Explain whether this will involve the use of a variable interest entity. To the extent material, discuss any attendant risks to this new PRC subsidiary or the business you plan to do in China and include cross references to relevant risk factors. Also, please clearly describe the operations of your operating entities in China and include cross references to relevant risk factors.

Response to No. 2

As noted above in Response No. 1, under the first bullet in the Summary of Information, the Company included in the Amendment disclosure that it had abandoned the process of forming a WFOE subsidiary in mainland China. The diagram inserted under the second bullet in the Summary of Information does not contemplate any new entities being added to the existing six (6) subsidiaries of the Company. The operations of the Company’s two Hong Kong subsidiaries are set forth in the fourth bullet of the Summary of Information.

Incorporated by Reference, page 2

3. Please review your disclosure on page 2 to specifically incorporate by reference your 6-K for the quarter ended June 30, 2021 on August 20, 2021.

Response to No. 3

In response to this comment, the list of documents incorporated by reference in the Amendment has been updated.

Summary of Information, page 3

4. We note your response to our prior comment 3. In your Summary of Information on page 3 and the Prospectus Summary on page S-4, describe any significant liquidity risks relating to your prior, current, or future corporate structure or operations in China.

Response to No. 4

In response to this comment, the Amendment includes disclosure in the last bullet in the “Summary of Information,” which clarifies that “[s]ince the Company has no subsidiaries in mainland China and has terminated the process to form one in mainland China, the Company is not subject to liquidity risks in mainland China.”

5. We note your response to our prior comment 5. Please revise your “Transfer of cash” and “Payment of dividends or distributions” discussions on page 7 to quantify the transactions discussed. Additionally, revise your “Payment of dividends or distributions” discussion to discuss the tax consequences of the transactions discussed therein.

Summary of Information, page 3

Response to No. 5

In response to the Staff’s comments, we have quantified the “Transfer of cash” and “Payment of dividends or distributions” on page 13.

Division of Corporation Finance

February 28, 2022

Our Business, page 4

6. We note your response to our prior comment 7, and reissue in part. In that regard, please:

●	Revise to provide quantitative information regarding each of your hosting agreements with Compute North, Link Global, and Digihost, regarding, for example, fees and profit sharing;

●	Disclose the material terms of your agreement with BlockFusion USA, including quantitative terms;

●	Provide a brief description of any regulations in Canada that impact your operations;

●	Further disclose the material terms of your custodian agreements with Matrixport Cactus and Copper, including for example in what manner they are required to store your digital assets, whether they are contractually required to hold your digital assets in cold storage, what security precautions your custodians are required to undertake, what inspection rights you have, and what type of insurance your custodians are required to have to protect you from loss;

●	Identify the factors that management considers when evaluating market conditions in considering whether to sell bitcoin;

●	Disclose whether your custodians store all digital assets you own, including stablecoins, or explain in sufficient detail how you store such stablecoins;

●	Disclose whether you hold any insurance for your digital assets, and, if so, provide a brief description of the insurance; and

●	State the interest rate you charge on bitcoin loans that you make.

Response to No. 6

In response to this comment, the Company revised the disclosure appearing in “Summary of Information – Our Company,” starting on page 6 of the Prospectus. Specifically, the Company notes for the Staff that:

●	All quantitative information concerning the three (3) hosting agreements have been described under “Our Company - Hosting Agreements.”

●	All material terms of the agreement with Blockfusion USA including quantitative terms have been described under “Our Company - Hosting Agreements.”

●	Canadian regulations are described with “Our Company - Hosting Agreements - Link Global Technologies, Inc.” and “Risks Factors – Risks Related to Canadian Government Regulations.” The Company has a non-material number of miners in Alberta, Canada.

●	The material terms of the Custodian Agreements with Matrixport Cactus Custody and Copper are set forth under “Our Company - Custodian Accounts.”

●	A description of the Company is set forth under “Our Company - Custodian Accounts.”

●	The 5% interest rate on prior loans is described under “Our Company – Currency Transactions.”

Division of Corporation Finance

February 28, 2022

Risk Factors, page 10

7. We note your response to our prior comment 8. Disclose in the “Our Business” section beginning on page 4, whether you continued any bitcoin mining operations after any government mining bans in China, national or otherwise, were put into effect. To the extent you continued any mining operations after any bans were put into effect, provide specific risk factor disclosure addressing the possible consequences. In that regard we note that in May 2021 the Chinese government targeted virtual currency mining, but you did not cease mining operations in China until June 2021.

Response to No. 7

In response to this comment, we have added disclosures on the cover page of the prospectus; on page 5 in the fourth bullet under Summary of Information; page 9 under “Migration and Status of Mining Operations”; and page 18 under Risk Factors – “We may be subject to fines and penalties for any noncompliance with or liabilities in our historical business in China in a certain period from now on.”

8. We note your response to our prior comment 10. You state on page 16 that “due to [y]our past mining operations in China, [you] may be deemed to be a ‘data processor carrying out data processing activities’ under the Measures.” In light of this disclosure, why do you believe you “currently are not required to obtain clearance from the CAC before [y]our listing in the United States under the recently enacted or proposed regulations or rules.”

Response to No. 8

In response to this comment, the Company has revised its disclosure, including on page 21 of the Prospectus under “Risks Factors – We may be subject to recently announced Measures from the Cyberspace Administration of China concerning the collection of data and required to obtain clearance from the CAC.”

Please do not hesitate to contact our Securities Counsel, Elliot H. Lutzker, at (646) 428-3210 if you have any questions.

Very truly yours,

BIT DIGITAL, INC.

By:	/s/ Erke Huang
Erke Huang

cc:	Elliot H. Lutzker, Esq.